UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nogin, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65528N105

(CUSIP Number)

Mike Bassiri

1775 Flight Way STE 400

Tustin, California 92782

(949) 222-0209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65528N105	13D	Page 1 of 11 pages

1	Names of Reporting Persons Jonathan S. Huberman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,034,995
	8	Shared Voting Power 784,235
	9	Sole Dispositive Power 2,034,995
	10	Shared Dispositive Power 784,235

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,819,230
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.1%
14	Type of Reporting Person IN

CUSIP No. 65528N105	13D	Page 2 of 11 pages

1	Names of Reporting Persons Software Acquisition Holdings III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 784,235
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 784,235

11	Aggregate Amount Beneficially Owned by Each Reporting Person 784,235
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.0%
14	Type of Reporting Person OO

CUSIP No. 65528N105	13D	Page 3 of 11 pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Nogin, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 1775 Flight Way, STE. 400, Tustin, CA 92782.

Item 2. Identity and Background.

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This Schedule 13D is filed on behalf of:

Jonathan S. Huberman

Software Acquisition Holdings III LLC (the “Sponsor”)

Jonathan S. Huberman is a citizen of the United States. The business address of Mr. Huberman is c/o Nogin, Inc., 1775 Flight Way, STE. 400, Tustin, CA 92782. Mr. Huberman’s present principal occupation is Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.

The Sponsor is organized under the laws of the State of Delaware. The business address of the Sponsor is 1980 Festival Plaza Drive, Suite 300, Las Vegas, NV 89135. The Sponsor is principally engaged in the business of investing in securities of the Issuer. Mr. Huberman, Mike Nikzad and Andrew K. Nikou are the managing members of the Sponsor. Mr. Huberman maintains ultimate voting and investment discretion with respect to the securities held by the Sponsor.

During the last five years, the Reporting Persons have not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), Mr. Huberman received 23,482 shares of Common Stock. Upon consummation of the Business Combination, the Sponsor also received 5,701,967 shares of Common Stock as a result of an automatic conversion of the Founder Shares (as defined below), which the Sponsor purchased for an aggregate price of $25,000.

Pursuant to the PIPE Subscription Agreement (as defined below), Mr. Huberman purchased 43,478 shares of Common Stock underlying the Convertible Notes (as defined below) and 10,714 shares of Common Stock underlying the PIPE Warrants (as defined below) for an aggregate price of $500,000.

CUSIP No. 65528N105	13D	Page 4 of 11 pages

In August 2021, the Sponsor purchased an aggregate of 9,982,754 shares of Common Stock underlying the Private Placement Warrants (as defined below) for an aggregate price of $9,982,754. The Sponsor received capital contributions from its members for the purchases of the Private Placement Warrants and the Founder Shares.

From November 17, 2022 to December 14, 2022, Mr. Huberman purchased 149,150 shares of Common Stock for aggregate consideration of approximately $100,000 in a series of open-market transactions.

On March 28, 2023, after market close, the Issuer effected a 1-for-20 reverse stock split of its Common Stock. The beneficial ownership amounts in this Schedule 13D are presented on a post-split basis.

On April 6, 2023, pursuant to the Purchase Agreement (as defined below) and upon consummation of the Offering (as defined below), Mr. Huberman purchased 1,011,828 shares of Common Stock and warrants to purchase 1,011,828 of Common Stock (the “Common Warrants”) from the Issuer for a total consideration of $3,035,484.00.

Mr. Huberman used personal funds for the purchases reported herein.

Item 4. Purpose of Transaction.

Business Combination

On August 26, 2022, pursuant to an Agreement and Plan of Merger, dated as of February 14, 2022 and as amended on April 19, 2022 and August 26, 2022 (as amended, the “Merger Agreement”), by and among Software Acquisition Group Inc. III (“SWAG”), Nuevo Merger Sub, Inc. (“Merger Sub”) and Branded Online, Inc. (d/b/a Nogin) (“Legacy Nogin”), Merger Sub merged with and into Legacy Nogin, with Legacy Nogin surviving the merger as a wholly owned subsidiary of SWAG (the “Merger” and, along with the transactions contemplated in the Merger Agreement, the “Business Combination”). Following the consummation of the Business Combination, SWAG changed its name to “Nogin, Inc.”

As a result of the Business Combination, holders of Legacy Nogin common stock and preferred stock received aggregate consideration of approximately $566.0 million, payable in newly issued shares of Common Stock at a price of $10.00 per share of Common Stock, and, at their election, a pro rata portion of $15.0 million payable in cash (collectively, the “Merger Consideration”).

At the effective time of the Merger, (i) each share of Legacy Nogin common stock and preferred stock issued and outstanding immediately prior to the closing of the Merger (excluding shares owned by Legacy Nogin as treasury stock or dissenting shares) was cancelled and converted into the right to receive a pro rata portion of the Merger Consideration, and (ii) each outstanding Legacy Nogin stock option, whether vested or unvested, was converted into an option to purchase a number of shares of Common Stock, as specified in the Merger Agreement.

CUSIP No. 65528N105	13D	Page 5 of 11 pages

Registration Rights Agreement

On August 26, 2022, the Issuer and certain of its stockholders entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time. Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement registering the resale of the Common Stock and the private placement warrants (the “Registrable Securities”) within 15 business days of the closing of the Business Combination. Up to four times the total and up to twice in any 12-month period, certain former Legacy Nogin stockholders and SWAG stockholders may request to sell all or any portion of their Registrable Securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $35 million. The Issuer also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

PIPE Subscription Agreement

On April 19, 2022, the Issuer entered into subscription agreements (each, a “PIPE Subscription Agreement” and collectively, the “PIPE Subscription Agreements”) with certain investors (the “PIPE Investors”) pursuant to which the Issuer agreed to issue (i) up to an aggregate principal amount of $75.0 million of 7.00% Convertible Senior Notes due 2026 (the “Convertible Notes”) convertible into shares of Common Stock and (ii) up to an aggregate of 1.5 million warrants to purchase shares of Common Stock (the “PIPE Warrants”) to the PIPE Investors (collectively, the “PIPE Subscription”). The PIPE Subscription closed immediately prior to the consummation of the Business Combination.

Convertible Notes and Convertible Notes Indenture

On August 26, 2022, immediately prior to closing of the Business Combination, the Issuer issued $65.5 million aggregate principal amount of Convertible Notes and, as contemplated by the PIPE Subscription Agreements, the Issuer, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, entered into an Indenture governing the Convertible Notes (the “Indenture”).

The Convertible Notes will mature on September 1, 2026 (the “Maturity Date”), unless earlier repurchased, redeemed or converted in accordance with their terms, and will accrue interest at a rate of 7.00% per annum, payable in cash. The Convertible Notes may be converted at any time (in whole or in part) into shares of Common Stock, at the option of the holder of such Convertible Note, based on the applicable conversion rate at such time. The initial conversion price is approximately $11.50 per share of Common Stock, based on an initial conversion rate of 86.9565 shares of Common Stock per $1,000 principal amount of Convertible Notes.

CUSIP No. 65528N105	13D	Page 6 of 11 pages

PIPE Warrants and PIPE Warrant Agreement

On August 26, 2022, immediately prior to closing of the Business Combination, the Issuer issued 1,396,419 PIPE Warrants to the PIPE Investors, with each whole PIPE Warrant entitling the holder thereof to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment, at any time until the PIPE Warrant’s expiration. In connection with the closing of the Business Combination and the issuance of the PIPE Warrants, the Issuer and Continental Stock Transfer & Trust Company entered into a Warrant Agreement (the “PIPE Warrant Agreement”). Pursuant to the PIPE Warrant Agreement, the PIPE Warrants may be exercised beginning September 25, 2022 and ending at 5:00 p.m. New York City time on the earlier to occur of (i) August 26, 2027, (ii) the Redemption Date (as defined in the PIPE Warrant Agreement) and (iii) the liquidation of the Issuer.

Founder Shares

On January 22, 2021, the Sponsor purchased 5,750,000 shares of SWAG’s Class B common stock (the “Founder Shares”), which included an aggregate of up to 750,000 shares subject to forfeiture by the Sponsor pursuant to the underwriters’ over-allotment option. On August 4, 2021, the Sponsor forfeited 48,033 Founder Shares. Upon consummation of the Business Combination, pursuant to the terms of the Founder Shares, the Founder Shares automatically converted to shares of Common Stock on a one-for-one basis.

Sponsor Agreement

On February 14, 2022, the Issuer entered into a sponsor agreement with Legacy Nogin and the Sponsor (the “Sponsor Agreement”). The Sponsor Agreement provides that, among other things, 2,565,885 (or 45%) of the Founder Shares are subject to certain vesting provisions described below. Pursuant to the Sponsor Agreement, 50% of the unvested Founder Shares (the “First Tranche Shares”) will vest on any day following the closing of the Business Combination when the closing price of a share of Common Stock on Nasdaq (the “Closing Share Price”) equals or exceeds $12.50 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) and the remaining 50% will vest (along with any unvested First Tranche Shares) when the Closing Share Price equals or exceeds $14.50 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

In addition, the Sponsor agreed not to transfer any Founder Shares (the “Sponsor Lock-Up”) until the earlier of (A) August 26, 2023 and (B) the date following the date of closing of the Business Combination on which Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Issuer’s stockholders having the right to exchange their Shares of Common Stock for cash, securities or other property (the “Sponsor Lock-up Period”). Notwithstanding the foregoing, if the Closing Share Price equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the date of closing of the Business Combination, the shares of Common Stock shall be released from the Sponsor Lock-Up. The Sponsor also agreed not to transfer any Private Placement Warrants until thirty days after the date of closing of the Business Combination.

CUSIP No. 65528N105	13D	Page 7 of 11 pages

Private Placement Warrants and Warrant Agreement

On August 2, 2021, the Issuer consummated the sale of 9,000,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor. On August 4, 2021, the Issuer consummated the sale of an additional 982,754 Private Placement Warrants, at $1.00 per Private Placement Warrant, to the Sponsor. The Private Placement Warrants may be exercised to purchase one share of Common Stock at a price of $11.50 per share.

On July 28, 2022, the Issuer and Continental Stock Transfer & Trust Company entered into a Warrant Agreement (the “Warrant Agreement”). Pursuant to the Warrant Agreement, the Private Placement Warrants may be exercised beginning September 25, 2022 and ending at 5:00 p.m. New York City time on the earlier to occur of (i) August 26, 2027, (ii) the Redemption Date (as defined in the Warrant Agreement) and (iii) the liquidation of the Issuer.

Purchase Agreement

On April 6, 2023 (the “Closing Date”), pursuant to the Securities Purchase Agreement, dated as of April 4, 2023 (the “Purchase Agreement”), by and among the Issuer and Mr. Huberman, the Issuer sold, issued, and delivered to Mr. Huberman, in a registered public offering (the “Offering”), 1,011,828 shares of Common Stock and 1,011,828 Common Warrants at a combined offering price of $3.00 per share and accompanying Common Warrant. Each of the Common Warrants has an exercise price of $3.00 per share and is exercisable by the holder at any time on or after the Closing Date. The Common Warrants will expire five years following the issuance date.

Lock-Up Agreement

On April 4, 2023, in connection with the Purchase Agreement, the Issuer and Mr. Huberman entered into a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which Mr. Huberman agreed to not, for a period of 90 days following the Closing Date, subject to certain exceptions, (1) offer, pledge, sell, contract to sell, encumber, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or Common Warrants, acquired by Mr. Huberman in the Offering (collectively, the “Lock-Up Securities”); (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Lock-Up Securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition of, or to enter into any transaction, swap, hedge or other arrangement relating to, any Lock-Up Securities.

CUSIP No. 65528N105	13D	Page 8 of 11 pages

The foregoing descriptions of the Registration Rights Agreement, the PIPE Subscription Agreement, the Indenture, the PIPE Warrant Agreement, the Sponsor Agreement, the Warrant Agreement, the Purchase Agreement, the Common Warrant and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to the terms of the Sponsor Agreement and the Lock-Up Agreement, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Mr. Huberman in his capacity as Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer, may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 65528N105	13D	Page 9 of 11 pages

Item 5. Interest in Securities of the Issuer.

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 10,689,427 shares of Common Stock outstanding as of the Closing Date, as provided by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Jonathan S. Huberman	2,819,230	23.1%	2,034,995	784,235	2,034,995	784,235
Software Acquisition Holdings III LLC	784,235	7.0%	0	784,235	0	784,235

The share amount reported herein consists of (i) 1,020,459 shares of Common Stock held directly by Mr. Huberman, (ii) 285,098 shares of Common Stock held directly by the Sponsor, (iii) 535 shares of Common Stock underlying the PIPE Warrants held by Mr. Huberman that are exercisable within 60 days, (iv) 2,173 shares of Common Stock underlying the Convertible Notes held by Mr. Huberman that are convertible within 60 days, (v) 1,011,828 shares of Common Stock underlying the Common Warrants held by Mr. Huberman that are exercisable within 60 days and (vi) 499,137 shares of Common Stock underlying the Private Placement Warrants held by the Sponsor that are exercisable within 60 days.

Mr. Huberman is the managing member of the Sponsor and maintains ultimate voting and investment discretion with respect to the securities held by the Sponsor. As a result, Mr. Huberman may be deemed to share beneficial ownership of the securities held by the Sponsor, but disclaims beneficial ownership therein.

(c)	Except as described in Item 3 and Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement, the PIPE Subscription Agreement, the Indenture, the PIPE Warrant Agreement, the Sponsor Agreement, the Warrant Agreement, the Purchase Agreement and the Lock-Up Agreement, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

CUSIP No. 65528N105	13D	Page 10 of 11 pages

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement.

2	Amended and Restated Registration Rights Agreement, by and among the Issuer and certain stockholder listed therein, dated as of August 26, 2022 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on September 1, 2022).

3	Form of Subscription Agreement, dated as of April 19, 2022, by and among the Issuer and certain investors (incorporated by reference to Exhibit 10.14 of the Issuer’s Registration Statement on Form S-4 filed on May 16, 2022).

4	Convertible Notes Indenture, dated as of August 26, 2022, by and among the Issuer, the guarantors named therein and U.S. Bank Trust Company, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.4 of the Issuer’s Current Report on Form 8-K filed on September 1, 2022).

5	PIPE Warrant Agreement, dated as of August 26, 2022, by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.6 of the Issuer’s Current Report on Form 8-K filed on September 1, 2022).

6	Sponsor Support Agreement, dated as of February 14, 2022, by and among the Issuer, Sponsor and Legacy Nogin (incorporated by reference to Exhibit 10.9 of the Issuer’s Registration Statement on Form S-4 filed on February 14, 2022).

7	Warrant Agreement, dated as of July 28, 2021, by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on August 2, 2021).

8	Form of Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2023).

9	Form of Common Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2023).

10	Form of Lock-Up Agreement.

CUSIP No. 65528N105	13D	Page 11 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2023

By:	/s/ Jonathan S. Huberman
Name:	Jonathan S. Huberman

Software Acquisition Holdings III LLC

By:	/s/ Jonathan S. Huberman
Name:	Jonathan S. Huberman
Title:	Managing Member